UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

CONSOLIDATED GRAPHICS, INC.

(Exact name of registrant as specified in its charter)

Texas	76-0190827
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

5858 Westheimer, Suite 200
Houston, Texas	77057
(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.	☒

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.	☐

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Rights to Purchase Series A	New York Stock Exchange
Junior Participating Preferred Stock

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Item 1.                          Description of Securities to be Registered

On December 15, 1999, the Board of Directors of Consolidated Graphics, Inc. (the “Company”) declared a dividend on each outstanding share of common stock, $.01 par value per share (the “Common Stock”), of the Company of one right to purchase (individually a “Right” and collectively the “Rights”) Series A Junior Participating Preferred Stock, par value $1.00 per share (the “Preferred Stock”). The dividend was payable as of December 28, 1999 (the “Record Date”), to shareholders of record on that date. Each Right, upon the occurrence of events, described below, that make it exercisable, entitles the registered holder to purchase from the Company 1/100th of one share of the Preferred Stock at a price of $160.00 (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of December 15, 1999 (the “Rights Agreement”), between the Company and American Stock Transfer and Trust Company as the rights agent (the “Rights Agent”). The Rights Agreement has been amended, effective as of July 10, 2006, to remove the requirement that certain actions of the Board of Directors be approved by majority of the Continuing Directors, as such term is defined in the Rights Agreement. The following description has been amended to reflect such removal.

Initially, the Rights are represented by all certificates representing outstanding shares of Common Stock and no separate certificates for the Rights will be distributed. Until the Distribution Date (as defined below) or earlier redemption, exchange, expiration or termination of the Rights, (a) new certificates representing shares of Common Stock issued after the Record Date will contain a legend incorporating the Rights Agreement by reference and (b) the surrender for transfer of any certificates representing shares of Common Stock outstanding as of the Record Date will constitute the surrender for transfer of the Rights associated with the shares of Common Stock represented by such certificate.

The Rights will separate from the Common Stock on the Distribution Date, which is defined in the Rights Agreement as the earlier of (i) the tenth business day following the date of a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 15% or more of the Company’s Common Stock (the date of the announcement of such acquisition being the “Share Acquisition Date”), or (ii) the tenth business day (or such later date as may be determined by the Board of Directors before the Distribution Date occurs) following the commencement or public announcement of a tender or exchange offer that would, if consummated, result in a person becoming an Acquiring Person, whether any purchases actually occur pursuant to such offer or not. The definition of Acquiring Person under the Rights Agreement excludes (A) the Company, (B) any subsidiary of the Company, (C) any employee benefit plan or employee stock plan of the Company or of any subsidiary of the Company or any person organized, appointed, established, or holding Common Stock for or pursuant to the terms of any such plan or (D) any person whose ownership of 15% or more of the shares of Common Stock of the Company then outstanding results solely from (i) any action or transaction approved by the Board of Directors before such person acquires such 15% beneficial ownership or (ii) a reduction in the number of issued and outstanding shares of Common Stock pursuant to a transaction or transactions approved by the Board of Directors. Any person excluded from becoming an Acquiring Person by reason of clause (i) or (ii) above will nevertheless become an Acquiring Person if it acquires any additional shares of Common Stock, unless such acquisition of additional shares of Common Stock occurs by reason of a transaction falling within the scope of such clause (i) or (ii). As soon as practicable following the Distribution Date, the Rights will separate from the Common Stock, and separate certificates evidencing the Rights will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date. From and after the Distribution Date, such separate certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date and will expire at the close of business on December 15, 2009, unless earlier redeemed, exchanged or terminated by the Company, in each case as described below.

If a person becomes an Acquiring Person (a “Flip-In Event”) in a manner other than pursuant to a tender or exchange offer for all outstanding shares of Common Stock at a price and on terms that a majority of the directors determines to be fair to and otherwise in the best interests of the Company and its shareholders (a “Permitted Offer”), each holder of a Right will thereafter have the right to receive, upon exercise of such Right and payment of the Purchase Price, that number of shares of Preferred Stock (or, in certain circumstances, Common Stock, cash, property or other securities of the Company) having a Current Market Price (as defined in the Rights Agreement) equal to two times the exercise price of the Right. Notwithstanding the foregoing, following the occurrence of any Flip-In Event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person (or by certain related parties) will be null and void in the circumstances set forth in the Rights Agreement. Rights do not become exercisable following the occurrence of a Flip-In Event until they are no longer redeemable by the Company, as set forth below.

If, at any time on or after the Share Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction (other than certain mergers that follow a Permitted Offer), or (ii) 50% or more of the assets or earning power of the Company and its subsidiaries (taken as a whole) is sold or transferred in one or a series of related transactions (each of the events described in (i) and (ii) above being a “Flip-Over Event”), each holder of a Right (except Rights that previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, a number of shares of Common Stock of the acquiring company having a Current Market Price equal to two times the exercise price of the Right.

The Purchase Price payable and the number of shares of Preferred Stock or other securities, including without limitation Common Stock, or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase at less than the Current Market Price shares of Preferred Stock or securities convertible into Preferred Stock or (iii) upon the distribution to holders of Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends) or of subscription rights or warrants (other than those referred to above).

The number of outstanding Rights is also subject to certain adjustments from time to time in the event of, among other things, a stock split of the Common Stock or a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, before the Distribution Date.

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. Fractions of shares of Preferred Stock (other than integral multiples of 1/100th of a share) which would otherwise be issued upon exercise or redemption of the Rights may, at the election of the Company, be evidenced by depositary receipts. The Rights Agreement also provides that the Company may pay cash in lieu of fractional shares.

At any time on or before the close of business on the tenth business day following a Share Acquisition Date (or such later date as may be authorized by the Board of Directors), the Company may redeem the Rights in whole, but not in part, at a price of $.0l per Right (the “Redemption Price”), payable at the election of the Company in cash or shares of Common Stock. Immediately upon the action of the Board of Directors of the Company authorizing redemption of the Rights and without any further action or notice, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

After the occurrence of a Flip-In Event and before a person becomes the beneficial owner of 50% or more of the Common Stock then outstanding, the Company may, if authorized by the Board of Directors, exchange the Rights (other than Rights owned by an Acquiring Person or an affiliate or an associate of an Acquiring Person, which will have become void), in whole or in part, at an exchange ratio per Right of one share of Common Stock, and/or other equity securities deemed to have the same value as one share of Common Stock subject to adjustment.

During any such time as the Rights are redeemable, the Company may amend the Rights in any manner, including without limitation an amendment to extend the time period during which the Rights may be redeemed, except that the Company may not, during such time, amend the Rights to decrease the Redemption Price or move forward the expiration date of the Rights. During any such time as the Rights are not redeemable, the Company may amend the Rights Agreement (a) to cure any ambiguity, defect, or inconsistency, (b) to make changes that do not materially adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or (c) to shorten or lengthen any time period under the Rights Agreement, except that the Company may not amend the Rights Agreement to lengthen the time period governing redemption during any such time as the rights are not redeemable.

Until a Right is exercised, the holder thereof, as such, will not have any rights as a shareholder of the Company, including without limitation rights to vote or receive dividends.

The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group who attempts to acquire the Company without the approval of the Company’s Board of Directors. As a result, the overall effect of the Rights may be to render more difficult or discourage any attempt to acquire the Company even if such acquisition may be favorable to the interests of the Company’s shareholders. Because the Company’s Board of Directors can redeem the Rights or approve a Permitted Offer, the Rights should not interfere with any merger or other business combination approved by the Company’s Board of Directors.

The foregoing description of the Rights does not purport to be complete and is qualified by reference to the Exhibits attached hereto or incorporated herein by reference.

Item 2.	Exhibits.

1.

Rights Agreement dated as of December 15, 1999 between Consolidated Graphics, Inc. and American Stock Transfer and Trust Company, as Rights Agent, which includes as Exhibit A the Certificate of Designations of the Preferred Shares, as Exhibit B the form of Right Certificate, and as Exhibit C the form of Summary of Rights to Purchase Shares (incorporated by reference to Form 8-A filed on December 23, 1999).

	2.	Amendment to Rights Agreement dated as of July 10, 2006, between Consolidated Graphics, Inc. and American Stock Transfer and Trust Company, as Rights Agent.

	3.	Summary of Rights to Purchase Stock, as amended.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CONSOLIDATED GRAPHICS, INC.

Date: July 13, 2006	By:	/s/ G. Christopher Colville
G. Christopher Colville
Executive Vice President, Chief Financial and
Accounting Officer and Secretary